Exhibit 99.2

FOR IMMEDIATE RELEASE	Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
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James P Prout
Taylor Rafferty, New York
+1-212-889-4350

Espírito Santo Financial Group S.A.

Luxembourg/Portugal – May 31, 2005. Espirito Santo Financial Group S.A. (“ESFG”) (NYSE and Euronext Lisbon: ESF) announced today that at the Annual General Meeting held in Luxembourg on Friday, 27th May 2005 a dividend of €0.20 per share or ADS in respect of the year to 31st December 2004 was approved. The final US Dollar rate payable to holders of American Depositary Shares (ADSs) will be determined nearer the payment date, as defined below.

The ex-dividend in Europe will be on 10th June 2005 and the payment date will be 22nd June 2005. In the US the record date will be 12th June 2005 and the payment date on 22nd June 2005.

At the same meeting an increase in the number of directors from nineteen to twenty two and the appointment of Mr. Joaquim de Abreu Trigo de Negreiros as director were also approved.

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.